1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 5, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 1ST MEETING

OF THE THIRD SESSION OF THE BOARD OF DIRECTORS

The 1st meeting of the third session of the Board of the Company was held on 28th June 2005 in the Company’s headquarter at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules.

The notice of the 1st meeting of the third session of the board of directors (“the Board”) of Yanzhou Coal Mining Company Limited (“the Company”) was despatched on 13th June 2005 by way of written notices or e-mails. The meeting was held on 28th June 2005 in the Company’s headquarter at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC. Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company (“the Articles”).

The directors of the Company (“the Directors”) unanimously agreed and passed the resolutions set out below:

1.	To consider and approve the appointment of Mr. Wang Xin as the chairman of the third session of the Board;

2.	To consider and approve the appointment of Mr. Geng Jiahuai and Mr. Yang Deyu as the vice-chairmen of the third session of the Board;

3.	To consider and approve the appointment of Mr. Yang Deyu as the general manager of the Company.

Mr. Yang Deyu was nominated by Wang Xin, the Chairman. The independent non-executive Directors have expressed their consents.

4.	To consider and approve the appointment of Mr. Jin Tai, Mr. Zhang Yingmin, Mr. He Ye, Mr. Wang Xinkun, Mr. Tian Fengze, Mr. Shi Chengzhong and Mr. Lai Cunliang as the deputy general managers of the Company; Mr. Wu Yuxiang as the chief financial officer of the Company; and Mr. Ni Xinghua as the chief engineer of the Company. All appointments were nominated by Yang Deyu, the general manager of the Company. The independent non-executive Directors have expressed their consents.

5.	To consider and approve the appointment of Mr. Chen Guangshui as the secretary of the Board.

Mr. Chen Guangshui was nominated by Wang Xin, the Chairman. The independent non-executive Directors have expressed their consents.

6.	To consider and approve the appointment of Mr. Wu Yuxiang and Mr. Chen Guangshui as the Company’s authorized representatives pursuant to the requirements under by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

7.	To consider and approve the establishment of the audit committee of the third session of the Board; Mr. Cui Jianmin,

Mr. Pu Hongjiu, Mr. Wang Xiaojun, Mr. Wang Quanxi, Mr. Chen Changchun and Mr. Dong Yunqing were appointed as members of the audit committee and Mr. Cui Jianmin was appointed as the chairman of the audit committee.

8.	To consider and approve the establishment of the remuneration committee of the third session of the Board; Mr. Wang Quanxi, Mr. Wang Xiaojun, Mr. Dong Yunqing were appointed as members of the remuneration committee and Mr. Wang Quanxi was appointed as the chairman of the audit committee.

9.	To consider and approve the removal of the Economic Operation Department and the establishment of the Despatching Office, Enterprise Management Department, Item Department and the Local Enterprise Office.

10.	To consider and approve the extension of an entrusted loan of AUD 121,000,000 to the Company’s wholly owned subsidiary, Yancoal Australia Pty Limited.

11.	To consider and approve the acquisition of equity interest in Yanmei Heze Neng Hua and to submit this matter for approval at the first extraordinary general meeting of the Company in the year 2005. As this resolution concerned connected transactions, 4 connected Directors abstained from voting. The other 9 non-connected Directors voted for this resolution. The independent non-executive Directors also expressed their consents towards this resolution. (For details please refer an announcement relating to the Company’s connected transactions published on 30th June 2005).

12.	To consider and approve the establishment of an Independent Board Committee comprising of Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi. The Independent Board Committee is for the purpose of giving its independent opinion on whether the transactions relating to the acquisition of the equity interest in Yanmei Heze Neng Hua from Yankuang Group Corporation Limited (the “Parent Company”) is fair and reasonable and is in the interest of the Company and its shareholders as a whole.

13.	To consider and approve the convening of the first extraordinary general meeting of the Company in the year 2005. (For details please refer to the Notice of Extraordinary General Meeting of the Company published on 30th June 2005.)

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules.

Appendix: Biographies of the third-session senior management of the Company

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 29 June 2005

APPENDIX

BIOGRAPHIES OF THE THIRD-SESSION SENIOR MANAGEMENT OF THE COMPANY

JIN Tai, aged 53, a senior engineer, is the deputy general manager of the Company. Mr. Jin joined the Predecessor of the Company (“the Predecessor”) in 1968. He became the director of the dispatching office of the Predecessor in 1996, and became the head of Xinglongzhuang Coal Mine in 1998, and became the deputy general manager of the Parent Company in 2000. He became the deputy general manager of the Company in 2004. He graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 51, an engineering technology application researcher, is the executive deputy general manager of the Company. Mr. Zhang joined the Predecessor in 1971. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became the executive deputy general manager of the Company in 2002. He graduated from Tianjin University.

HE Ye, aged 47, a senior engineer, is a deputy general manager of the Company. Mr. He joined the Predecessor in 1993. He became the head of Jining II Coal Mine in 1999, and became the executive deputy general manager of an industrial company subordinated to the Parent Company in 2002. He graduated from Guizhou Institute of Technology.

TIAN Fengze, aged 48, a senior economist, is a deputy general manager of the Company. Mr. Tian joined the Predecessor in 1976. He became the head of Beixu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

SHI Chengzhong, aged 42, an engineering technology application researcher, is a deputy general manager of the Company. Mr. Shi joined the Predecessor in 1983 and became vice chief engineer of the Parent Company in 2000 and became a deputy general manager of the Company in 2002. He graduated from Shandong Mining Institute.

LAI Cunliang, aged 44, a senior engineer, Master in mining engineering, a deputy general manager of the Company. Mr. Lai joined the Predecessor in 1980, became the head of Xinglongzhuang Coal Mine in 2000. Mr. Lai became the director and general manager of Yancoal Australia Pty Limited in 2004. Mr. Lai graduated from the China University of Mining and Technology.

NI Xinghua, aged 48, an engineering technology application researcher, is the chief engineer of the Company. Mr. Ni joined the Predecessor in 1975 and became vice chief engineer of the Parent Company in 2000 and became the chief engineer of the Company in 2002. He graduated from Tianjin University.

Note:	The biographies of Mr. Yang Deyu, General Manager; Wu Yuxiang, Chief Financial Officer; and Chen Guangshui, Secretary of the Board have been published in the domestic China Securities Journal on 13th May 2005.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310